Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2022 and for the nine-month and three-month periods ended September 30, 2022 and 2021

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the nine-month and three-month periods ended September 30, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended		Three months ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Continuing operations
Revenues	6	300,497	167,863	111,864	68,646
Cost of services	6	(153,432)	(76,361)	(57,992)	(34,202)
Gross profit		147,065	91,502	53,872	34,444
Technology and development expenses	7	(4,741)	(2,232)	(1,692)	(1,116)
Sales and marketing expenses	8	(9,444)	(3,424)	(3,472)	(1,255)
General and administrative expenses	8	(30,872)	(30,080)	(11,483)	(10,887)
Impairment gain/(loss) on financial assets	14	106	(8)	24	159
Other operating (loss)/gain		(706)	3,514	(18)	224
Operating profit		101,408	59,272	37,231	21,569
Finance income		12,346	1,273	6,810	1,089
Finance costs		(15,865)	(511)	(9,289)	(275)
Inflation adjustment		(905)	(197)	(127)	(156)
Other results		(4,424)	565	(2,606)	658
Profit before income tax		96,984	59,837	34,625	22,227
Income tax expense	11	(7,651)	(5,533)	(2,287)	(2,558)
Profit for the period		89,333	54,304	32,338	19,669
Profit attributable to:
Owners of the Group		89,326	54,291	32,462	19,663
Non-controlling interest		7	13	(124)	6
Profit for the period		89,333	54,304	32,338	19,669
Earnings per share
Basic Earnings per share	12	0.30	0.19	0.11	0.07
Diluted Earnings per share	12	0.29	0.18	0.10	0.06
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		(488)	477	(405)	(391)
Other comprehensive income for the period, net of tax		(488)	477	(405)	(391)
Total comprehensive income for the period		88,845	54,781	31,933	19,278
Total comprehensive income for the period is attributable to:
Owners of the Group		88,838	54,759	32,057	19,252
Non-controlling interest		7	22	(124)	26
Total comprehensive income for the period		88,845	54,781	31,933	19,278

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	13	542,298	336,197
Financial assets at fair value through profit or loss		1,065	1,004
Trade and other receivables	14	228,895	190,966
Derivative financial instruments	20	657	—
Other assets	15	3,937	1,339
Total Current Assets		776,852	529,506
Non-Current Assets
Deferred tax assets		1,101	133
Property, plant and equipment		2,814	2,485
Right-of-use assets		3,938	3,915
Intangible assets	16	49,875	46,969
Total Non-Current Assets		57,728	53,502
TOTAL ASSETS		834,580	583,008
LIABILITIES
Current Liabilities
Trade and other payables	17	423,606	277,160
Borrowings	18	14,782	5,014
Lease liabilities		625	502
Tax liabilities	19	11,885	13,126
Derivative financial instruments	20	446	221
Provisions	21	1,540	1,710
Contingent consideration liability		—	665
Total Current Liabilities		452,884	298,398
Non-Current Liabilities
Deferred tax liabilities		503	883
Lease liabilities		3,449	3,426
Total Non-Current Liabilities		3,952	4,309
TOTAL LIABILITIES		456,836	302,707
EQUITY
Share Capital	12	592	590
Share Premium	12	165,318	157,151
Capital Reserve	12	13,170	12,741
Other Reserves	12	(1,785)	(30)
Retained earnings	12	200,460	109,867
Total Equity Attributable to owners of the Group		377,755	280,319
Non-controlling interest		(11)	(18)
TOTAL EQUITY		377,744	280,301

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statement

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2022		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the period
Profit of the period		—	—	—	—	89,326	89,326	7	89,333
Exchange difference on translation on foreign operations		—	—	—	(1,755)	1,267	(488)	—	(488)
Total Comprehensive Income for the period		—	—	—	(1,755)	90,593	88,838	7	88,845
Transactions with Group owners in their capacity as owners
Share-options exercise	12	2	8,167	(4,445)	—	—	3,724	—	3,724
Forfeitures	12	—	—	(720)	—	—	(720)	—	(720)
Share-based payments	9	—	—	5,594	—	—	5,594	—	5,594
Transactions with Group owners in their capacity as owners		2	8,167	429	—	—	8,598	—	8,598
Balance as of September 30, 2022		592	165,318	13,170	(1,785)	200,460	377,755	(11)	377,744
Balance as of January 1st, 2021		602	—	12,582	119	31,749	45,052	(4)	45,048
Comprehensive Income for the period
Profit of the period		—	—	—	—	54,291	54,291	13	54,304
Exchange difference on translation on foreign operations		—	—	—	304	164	468	9	477
Total Comprehensive Income for the period		—	—	—	304	54,455	54,759	22	54,781
Transactions with Group owners in their capacity as owners
Initial public offering, net of underwriting discount and incremental and direct costs		9	86,441	—	—	—	86,450	—	86,450
Issue of ordinary shares	12	45	63,132		—	—	63,177	—	63,177
Par value change from 1.1211 U.S. Dollars to 1 U.S. Dollars		(70)	70
Share-options exercise	12	—	6,979	(6,898)	—	—	81	—	81
Share-based payments	9	—	—	5,360	—	—	5,360	—	5,360
Forfeitures	12	—	—	(6)	—	—	(6)	—	(6)
Warrant exercise	12	4	529	(533)	—	—	—	—	—
Transactions with Group owners in their capacity as owners		(12)	157,151	(2,077)	—	—	155,062	—	155,062
Balance as of September 30, 2021		590	157,151	10,505	423	86,204	254,873	18	254,891

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended
	Notes	September 30, 2022	September 30, 2021
Cash flows from operating activities
Profit before income tax		96,984	59,837
Adjustments:
Interest income from financial instruments		(12,371)	(1,289)
Interest charges for lease liabilities		133	97
Other finance expense		15,732	414
Amortization of Intangible assets	10	4,809	2,594
Depreciation of Property, plant and equipment	10	530	309
Amortization of Right-of-use asset	10	351	337
Revenue reduction related to prepaid assets	15	457	150
Share-based payment expense, net of forfeitures	9	4,874	5,354
Net exchange differences		(10,434)	528
Fair value loss on financial assets at fair value through profit or loss		25	16
Other operating loss/(gain)	20	—	(2,896)
Net Impairment (gain)/loss on financial assets	14	(106)	8
		100,984	65,459
Changes in working capital
Increase in Trade and other receivables	14	(37,873)	(91,964)
(Increase)/decrease in Other assets	15	(3,328)	146
Increase in Trade and other payables	17	146,446	101,611
(Decrease)/increase in Tax Liabilities	19	(3,284)	847
(Decrease)/increase in Provisions	21	(170)	1,016
Cash from operating activities		202,775	77,115
Income tax paid	12	(6,956)	(7,975)
Net cash from operating activities		195,819	69,140
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(859)	(1,639)
Additions of Intangible assets	16	(7,715)	(43,575)
Net collections of financial assets at FVPL		(518)	7,237
Interest collected from financial instruments		12,371	1,289
Payments of contingent consideration		(665)	—
Net cash from/(used in) investing activities		2,614	(36,688)
Cash flows from financing activities
Proceeds from issuance of shares	12	—	63,177
Proceeds from initial public offering		—	87,088
Initial public offering expenses paid		—	(638)
Proceeds from transaction between shareholders		—	149,411
Increase in Restricted cash		—	(149,411)
Share-options exercise		3,724	81
Borrowings proceeds		14,782	—
Borrowings repayments		(5,364)	—
Interest payments on lease liability		(133)	(97)
Principal payments on lease liability		(125)	(326)
Other finance expense paid		(4,360)	(414)
Net cash provided by financing activities		8,524	148,871
Net increase in cash flow		206,957	181,323
Cash and cash equivalents at the beginning of the period		336,197	111,733
Effects of exchange rate changes on cash and cash equivalents		(856)	(1)
Cash and cash equivalents at the end of the period		542,298	293,055

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At September 30, 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group.

The Group processes online payment transactions, enabling enterprise merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of this Consolidated Condensed Interim Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 39.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/ repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar and Euro). These consolidated condensed interim financial statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and are licensed, as applicable, in 39 in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fourth Anti-Money Laundering Directive (Directive 2015/849/EU, “MLD4”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

1.2. Significant events during the period

a)
Filing of Form 20-F

On May 2, 2022, the Group filed its annual report on Form 20-F as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020, and 2019.

b)
Collateralized Credit Facility

On March 3, 2022, DLocal Group Limited (the “Borrower”) entered into a Credit Agreement (the “Agreement”) with Bank J. Safra Sarasin (Gibraltar) Ltd, acting through its London Branch (the “Bank”), pursuant to which the Bank grants a facility to the Borrower of a maximum amount of a total of U$S 4,000 (the “Credit Facility”). The Borrower may utilize the Credit Facility for options and futures transactions as well as structured products subject to margin requirements.

c)
Change in Management

On August 10, 2022, Alberto Almeida was appointed as the new Chief Technology Officer of the Company, effective immediately, following the decision of Hernan Di Chello to step down from that position to pursue an outside opportunity.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2022 were authorized for issuance by the dLocal’s Board of Directors on November 14, 2022.

2.2. Share-based payments

During the nine months ended September 30, 2022 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan:

	September 30, 2022		December 31, 2021 *
	Average		Average
	exercise price		exercise price
	per share		per share
	option	Number of	option	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	1.16	4,032,345	1.22	17,361,000
Granted during the period	24.26	1,104,677	3.69	2,371,345
Exercised during the period	3.91	(956,650)	2.03	(15,685,000)
Forfeited during the period	11.01	(681,741)	4.15	(15,000)
At the end of the period	8.45	3,498,631	1.16	4,032,345
Vested and exercisable at the end of the period	3.66	317,350	3.54	486,750

* Retroactively adjusted to reflect the effect of the stock split described in Note 1 to the Annual Financial Statements for the year ended December 31, 2021.

No options expired during the periods covered by the above table.

Share options and restricted share units outstanding at the end of the period have the following expiry dates and exercise prices:

Grant date	Vesting period	Last vesting date	Exercise price (U.S. Dollars per A Share)	Share options and RSUs September 30, 2022		Share options and RSUs December 31, 2021 *
August 1st, 2018	3 years	August 1st, 2021	0.74	—		90,500
October 1st, 2019	3 years	October 1st, 2022	2.18	77,000		90,000
August 24th, 2020	5 years	August 24th, 2025	3.30	700,000		835,000
November 15th, 2020	4 years	November 15th, 2024	4.15	87,750		135,000
November 23rd, 2020	5 years	November 23rd, 2025	3.88	—		525,500
January 1st, 2021	5 years	January 1st, 2026	3.88	133,000		210,000
March 1st, 2021	1 year	March 1st, 2022	0.002	5,500	**	5,500	**
March 2nd, 2021	5 years	March 2nd, 2026	7.44	8,000		10,000
March 11th, 2021	5 years	March 11th, 2026	0.002	54,600	**	1,031,000	**
March 11th, 2021	3 years	July 31st, 2024	0.002	772,000	**	—
March 11th, 2021	5 years	March 11th, 2026	7.44	28,500		36,000
March 12nd, 2021	5 years	March 12nd, 2026	7.44	—		7,000
March 15th, 2021	5 years	March 15th, 2026	7.44	—		7,500
March 29th, 2021	5 years	March 29th, 2026	7.44	—		10,000
May 11th, 2021	5 years	May 11th, 2026	7.44	603,500		927,500
May 11th, 2021	3 years	May 11th, 2024	0.002	22,500	**	22,500	**
May 18th, 2021	5 years	May 18th, 2026	16.17	10,000		10,000
December 9th, 2021	5 years	December 9th, 2026	0.002	73,366	**	79,345	**
February 21st, 2022	5 years	February 21st, 2027	0.002	6,930	**	—
March 16th, 2022	5 years	March 16th, 2027	30.47	20,000		—
March 28th, 2022	5 years	March 28th, 2027	30.27	55,256		—
April 1st, 2022	5 years	April 1st, 2027	0.002	4,886	**	—
May 1st, 2022	5 years	May 1st, 2027	0.002	57,665	**	—
May 1st, 2022	5 years	May 1st, 2027	26.01	240,000		—
May 18th, 2022	5 years	May 18th, 2027	19.72	160,000		—
May 26th, 2022	5 years	May 26th, 2027	21.02	20,000		—
July 1st, 2022	6 years	July 1st, 2028	26.70	88,500		—
July 1st, 2022	3 years	July 1st, 2025	0.002	13,428	**	—
August 15th, 2022	5 years	August 15th, 2027	0.002	20,000	**	—
August 15th, 2022	5 years	August 15th, 2027	29.23	80,000		—
August 15th, 2022	5 years	August 15th, 2027	29.23	101,250		—
August 15th, 2022	5 years	August 15th, 2027	29.23	25,000		—
September 6th, 2022	5 years	September 6th, 2027	26.51	30,000		—
Total				3,498,631		4,032,345

Weighted average remaining contractual life of restricted share units and share options outstanding at end of the year				3.12 years		4.24 years

* Retroactively adjusted to reflect the effect of the stock split described in Note 1 to the Annual Financial Statements for the year ended December 31, 2021.

** It corresponds to Restricted Share Units (RSUs) granted.

2.3. New accounting pronouncements

The Group has not early adopted the following standards, interpretations or amendments that have been issued but are not yet effective:

•
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
•
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

•
Amendments to IAS 8 - Definition of Accounting Estimates
•
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1 Presentation of Financial Statements to clarify how to classify debt and other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments clarify, not change, existing requirements, and so are not expected to affect Group’s financial statements significantly. This amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. Earlier application is permitted.
•
On February 12, 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' to help preparers in deciding which accounting policies to disclose in their financial statements. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.
•
On February 12, 2021, the IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' providing a new definition of accounting estimates to help entities to distinguish between accounting policies and accounting estimates. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.
•
On May 7, 2021, the IASB issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' clarifying that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2022.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The consolidated financial statements of the Group include the following subsidiaries:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	September 30, 2022		December 31, 2021
Dlocal Group Limited	Malta	Holding Company	100%		100%
Dlocal Limited	Malta	Payments provider	99.999%		99.999%
Dlocal Markets Limited	Malta	Holding Company	100%		100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	(3)	-
Dlocal LLP	United Kingdom	Payments provider	99.999%		99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.99%		99.99%
Dlocal OpCo UK LTD	United Kingdom	Payments provider	100%	(3)	-
Dlocal Inc.	United States of America	Holding Company	100%		100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%		100%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%		100%
Dlocal PTE Limited	Singapore	Holding Company	100%		100%
Dlocal Argentina S.A.	Argentina	Collection agent	100%		100%
Demerge Argentina S.A.	Argentina	Service provider	100%		100%
Dlocal Services Arg S.A.	Argentina	Service provider	100%		100%
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%		100%
Demerge Bolivia S.R.L.	Bolivia	Collection agent	100%	(3)	-
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%		100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%		100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%		100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection agent	100%	(3)	-
Demerge Cameroun SARL	Cameroon	Collection agent	100%	(3)	-
Dlocal Chile SPA	Chile	Collection agent	100%		100%
Demerge Chile SPA	Chile	Collection agent	100%		100%
Pagos y Servicios Limitada	Chile	Collection agent	99%		100%
FCA Chile 2 Spa	Chile	Collection agent	100%	(3)	-
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%		100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%		100%
W-Collect S.A.S.	Colombia	Collection agent	-	(4)	100%
BH Collect S.A.S.	Colombia	Collection agent	-	(4)	100%
Kupa Colombia S.A.S.	Colombia	Collection agent	100%	(3)	-
Dlocal Costa Rica SRL	Costa Rica	Collection agent	100%	(3)	-
Demerege Ecuador S.A. (1)	Ecuador	Collection agent	100%		0.15%
Dlocal Egypt LLC	Egypt	Collection agent	100%		100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection agent	100%	(3)	-
Demerge Guatemala S.A.	Guatemala	Collection agent	100%	(3)	-
Dlocal Honduras S.A.	Honduras	Collection agent	100%	(3)	-
Depansum Solutions Private Limited	India	Collection agent	99%		99%
Dlocal India Pvt Limited	India	Collection agent	99.99%		99.99%

Guisol Solutions Private Limited	India	Collection agent	100%	(3)	-
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%		100%
Dlocal Israel Limited	Israel	Service provider	100%		100%
Dlocal SARL	Ivory Coast	Collection agent	100%	(3)	-
Demerge Japan Ltd	Japan	Collection agent	66.6%	(3)	-
Dlocal Payments Kenya Limited	Kenya	Collection agent	100%	(3)	-
Depansum Malaysia SDN. BHD.	Malaysia	Collection agent	100.0%	(3)	-
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.999%		99.999%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.999%		99.999%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%		100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%		100%
Demerge Nigeria Limited	Nigeria	Collection agent	100%		100%
Dlocal Panama S.A.	Panama	Collection agent	100%		100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%		100%
Demerge Peru S.A.C.	Peru	Collection agent	99%		99%
Demerge República Dominicana SAS	República Dominicana	Collection agent	99.99%		99.99%
Dlocal Rwanda Ltd.	Rwanda	Collection agent	100%	(3)	-
Depansum PTY Limited	South Africa	Collection agent	100%		100%
DLP South Africa PTY Ltd.	South Africa	Collection agent	100%	(3)	-
Dlocal Tanzania LTD	Tanzania	Collection agent	100%	(3)	-
Demerge (Thailand) Co. LTD (2)	Thailand	Collection agent	49%	(3)	-
Dlocal Uganda LTD	Uganda	Collection agent	100%	(3)	-
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection agent	100%	(3)	-
Dlocal US LLC	United States of America	Service provider	100%	(3)	-
CILFUR S.A.	Uruguay	Service provider	100%	(3)	-
Dlocal Vietnam Company Limited	Vietnam	Collection agent	100%	(3)	-

(1)	Although Dlocal was the owner of 0.15% of Demerege Ecuador S.A., the Group controls its operations according to the guidelines in IFRS 10. On July 1, 2022, Dlocal acquired the remaining 99.85%.
(2)	Although Dlocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations according to the guidelines in IFRS 10.
(3)	The Group has determined that the acquisition or incorporation of these subsidiaries during 2022 does not constitute a business according to IFRS 3.
(4)	The subsidiary was liquidated during 2022.

5. Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”) and the President of Dlocal Limited.

The Executive Team evaluates the Group’s financial information and resources and assesses the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Statement of Comprehensive Income and Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in 39 countries, where the merchants´ customers are based.

Based on the region where payments from/to such customers are processed this is the revenue breakdown:

	Nine months ended			Three months ended
	September 30, 2022	September 30, 2021	YoY%	September 30, 2022	September 30, 2021	YoY%
LatAm	252,507	152,239	65.9%	87,329	62,684	39.3%
Asia and Africa	47,990	15,624	207.2%	24,535	5,962	311.5%
Revenues	300,497	167,863	79.0%	111,864	68,646	63.0%

Revenue with large customers

During the nine months ended September 30, 2022 the Group operated with more than 600 merchants, excluding merchants from DLocal Go & Marketplaces (more than 400 merchants in the nine months ended September 30, 2021).

For the nine months ended September 30, 2022, the Group’s revenue from its top 10 merchants represented 52% of revenue (60% of revenue for the nine months ended September 30, 2021). For the nine months ended September 30, 2022 there are no customers (two for the nine months ended September 30, 2021) that on an individual level accounted for more than 10% of the total revenue.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative financial instruments carried at fair value through profit or loss, impairment gain/loss on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses and inflation adjustment. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Nine months ended		Three months ended
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Profit for the period		89,333	54,304	32,338	19,669
Income tax expense	11	7,651	5,533	2,287	2,558
Inflation adjustment		905	197	127	156
Interest charges on leases		133	97	(45)	46
Interest income from financial assets at FVPL		(12,371)	(1,289)	(6,835)	(1,095)
Fair value losses on financial assets at FVPL		25	16	25	6
Other operating loss / (gain)	19	706	(2,896)	18	—
Other finance expense		15,732	414	10,022	178
Impairment (gain) / loss on financial assets	14	(106)	8	(24)	(159)
Depreciation and amortization	10	5,690	3,240	2,110	1,381
Secondary offering expenses (i)	8	89	4,442	—	695
Transaction costs (ii)	8	—	665	—	211
Share-based payment non-cash charges, net of forfeitures	9	4,874	5,354	1,599	2,673
Adjusted EBITDA		112,661	70,085	41,622	26,319

Revenues	6	300,497	167,863	111,864	68,646
Adjusted EBITDA		112,661	70,085	41,622	26,319
Adjusted EBITDA Margin		37.5%	41.8%	37.2%	38.3%

(i)
Corresponds to expenses assumed by dLocal in relation to the secondary offering of its shares occurred in 2021.
(ii)
Corresponds to costs related to the acquisition of assets of Primeiropay as more fully explained in Note 20 to the Annual Financial Statements for the year ended December 31, 2021.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Transaction revenues (i)	278,771	162,078	97,336	66,430
Other revenues (ii)	21,726	5,785	14,528	2,216
Revenues from payment processing (iii)	300,497	167,863	111,864	68,646
Cost of services	(153,432)	(76,361)	(57,992)	(34,202)
Gross profit	147,065	91,502	53,872	34,444

(i)
Transaction revenues are comprised of transaction fees, defined either as percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange service fee, usually established as a percentage of the transaction value. These fees are recognized as revenue at a point in time when a payment transaction has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, installment fee, minimum monthly fees, chargebacks fees, refunds fees, invoicing processing service fees and small transfer fees.
(iii)
For the nine months ended September 30, 2022 revenues include an amortization charge of USD 457 (USD 150 for the nine months ended September 30, 2021) related to prepaid assets, as detailed in Note 15: Other assets. For the three months ended September 30, 2022 revenues include an amortization charge of USD 246 (USD 357 for the three months ended September 30, 2021) related to prepaid assets, as detailed in Note 15: Other assets.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the nine months ended September 30, 2022 and 2021.

(c) Cost of services

Cost of services are composed of the following:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Processing costs (i) (1)	146,190	72,109	55,280	32,371
Hosting expenses (ii)	3,008	2,253	1,053	1,046
Salaries and wages (iii)	998	454	390	195
Amortization of intangible assets (iv)	3,236	1,545	1,269	590
Cost of services	153,432	76,361	57,992	34,202

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers, payment methods or brokers) charge the Group, which are typically a percentage of the transaction value but in some instances, they also could be a fixed fee and are related to payment processing, cash advances, and installment payments.
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 16: Intangible Assets.

(1)
For the nine months ended September 30, 2022, the amount includes USD 950 of foreign exchange losses (net of hedges) on the processed volume between the processing date and the expatriation or repatriation of funds date (USD 1,460 for the nine months ended September 30, 2021). For the three months ended September 30, 2022, the amount includes USD 386 of foreign exchange gain (net of hedges) on the processed volume between the processing date and the expatriation or repatriation of funds date (a net loss of USD 1,655 for the three months ended September 30, 2021).

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries and wages (i)	2,351	880	682	495
Software licenses (ii)	866	270	419	110
Infrastructure expenses (iii)	1,063	562	341	261
Information and technology security expenses (iv)	261	135	185	62
Other technology expenses	200	385	65	188
Total Technology and development expenses	4,741	2,232	1,692	1,116

(i)
Consist primarily of FTEs compensation related to technology related roles. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Nine months ended		Three months ended
Sales and marketing expenses	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries and wages (i)	7,618	3,023	3,026	1,098
Marketing expenses (ii)	1,826	401	446	157
Total Sales and marketing expenses	9,444	3,424	3,472	1,255

General and administrative expenses	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries and wages (iii)	16,058	16,151	5,813	6,230
Third-party services (iv)	7,010	8,863	2,852	2,733
Office expenses (v)	2,214	2,022	879	732
Travel and other operating expenses	3,136	1,349	1,098	401
Amortization and depreciation (vi)	2,454	1,695	841	791
Total General and administrative expenses	30,872	30,080	11,483	10,887

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to the distribution and production of marketing and advertising, public relations expenses, commissions to third-party sales force, online performance marketing and partners and expenses incurred in relation to trade marketing at events.
(iii)
Salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees. Third-party services, for the nine months ended September 30, 2021, also include USD 4,441 of Secondary offering expenses and USD 665 of Transaction costs (USD 694 and USD 211, respectively, for the three months ended September 30, 2021).
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets as well as depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.

9. Employee Benefits

As of September 30, 2022, the Group’s FTEs were 712 (532 as of September 30, 2021) where 40% corresponded to information technology and product engineers and related roles (39% as of September 30, 2021). As of September 30, 2022, 566 FTEs were located in America and 146 were located in Africa and Asia (460 and 72, respectively, as of September 30, 2021).

Employee benefits is composed of the following:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries, wages and contractor fees (i)	29,857	19,858	11,102	7,504
Share-based payments (ii)	4,874	5,354	1,599	2,673
Total employee benefits	34,731	25,212	12,701	10,177

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 7,706 for the nine months ended September 30, 2022 (USD 4,704 for the nine months ended September 30, 2021) and USD 2,790 for the three months ended September 30, 2022 (USD 2,159 for the three months ended September 30, 2021) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Amortization of intangible assets	4,809	2,594	1,793	1,115
Right-of-use asset amortization	351	337	128	129
Depreciation of Property, plant & equipment	530	309	189	137
Total Amortization and Depreciation	5,690	3,240	2,110	1,381

For further information related to amortization of intangible assets refer to Note 16: Intangible Assets.

11. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the nine months ended September 30, 2022 is 7.9%, compared to 9.2% for the nine months ended September 30, 2021.

The income tax charge recognized in profit and losses is the following:

	Nine months ended		Three months ended
Current Income Tax	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Current Income Tax on profits for the period	(8,999)	(5,173)	(2,889)	(2,723)
Total Current Income Tax expense	(8,999)	(5,173)	(2,889)	(2,723)

Deferred income tax	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Increase/(decrease) in deferred income tax assets	968	36	660	176
Decrease/(increase) in deferred income tax liabilities	380	(396)	(58)	(11)
Total Deferred income tax benefit/(expense)	1,348	(360)	602	165
Income Tax expense	(7,651)	(5,533)	(2,287)	(2,558)

12. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	September 30, 2022		September 30, 2021
	Amount	USD	Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000	1,000,000,000	2,000
Class B common shares	250,000,000	500	250,000,000	500
Undesignated shares	250,000,000	500	250,000,000	500
	1,500,000,000	3,000	1,500,000,000	3,000
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	161,930,899	324	149,065,490	298
Class B Common Shares	134,054,192	268	145,962,951	292
	295,985,091	592	295,028,441	590
Share Capital evolution
Share Capital as at January 1	295,028,441	590	268,598,000	602
i) Issue of common shares at USD 0.002	956,650	2	19,906,000	45
ii) Par value change	—	—	—	(70)
iii) Issue of ordinary shares at the IPO	—	—	4,411,765	9
iv) Warrant exercise	—	—	2,112,676	4
Share capital as of September 30	295,985,091	592	295,028,441	590

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)
For the nine months ended September 30, 2022 dLocal issued 956,650 new Class A Common Shares receiving total proceeds of USD 3,724, related to the exercise of share-options. For the nine months ended September 30, 2021 and prior to the IPO date (June 3, 2021) dLocal issued 19,906,000 new Class A Common Shares receiving total proceeds of USD 63,177, according to the following details: i) 15,640,000 shares related to the exercise of share-options where dLocal received payments for USD 31,678; ii) 45,000 shares related to the exercise of share-options where dLocal received payments for USD 98; and iii) 4,221,000 shares, issued on March 3rd, 2021, where dLocal received payments for USD 31,401.
ii)
On April 14, 2021 existing shareholders of dLocal Group Limited contributed the outstanding shares, with par value of 1.1211 U.S. Dollars, to dLocal, and received the same number of shares with par value of 1 U.S. Dollars.
iii)
On June 3, 2021 the following transactions took place related to the Group’s IPO: i) the Group made a 500-for-1 share split where the shareholders of dLocal exchanged 577,008 shares with par value of 1 U.S. Dollars for 288,504,000 shares of par value 0.002 U.S. Dollars of the same entity; ii) 4,411,765 shares were issued as part of the initial public offering where dLocal received a payment, net of issuance costs, of USD 86,450 based on a market price of 21.0 U.S. Dollars per share.
iv)
On September 2, 2021 a holder of warrants exercised its net issuance right resulting in a net issuance on September 7, 2021 of 2,112,676 shares at a Fair

Market Value of U.S. Dollars 65.14 per share, calculated using the average price of 5 business days before the exercise date.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2021. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated condensed interim statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2022	2021
Balances as of January 1	12,741	12,582
Share-options exercise (i)	(4,445)	(6,898)
Share-based payments charges	5,594	5,360
Forfeitures	(720)	(6)
Warrant exercise	—	(533)
Balance as at September 30	13,170	10,505

(i)
During the nine months ended September 30, 2022 and 2021, a total of 956,650 and 15,685,000 share-options under the share-based payments plan were exercised, respectively. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2022	2021
	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(30)	119
Movement of other reserves	(1,755)	304
Balance as at September 30	(1,785)	423

(d) Retained Earnings

Movements in retained earnings were as follows:

	2022	2021
Balance as at January 1	109,867	31,749
Comprehensive income for the period	90,593	54,455
Balance as at September 30	200,460	86,204

(e) Earnings per share

dLocal calculates basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the nine months ended September 30, 2022 and 2021.

For diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Profit attributable to common shareholders (U.S. Dollars)	89,326,469	54,291,000	32,462,422	19,663,000
Weighted average number of common shares	295,455,429	284,456,779	295,918,751	293,558,997
Adjustments for calculation of diluted earnings per share(1)	17,783,776	19,609,500	17,246,606	19,646,000
Weighted average number of common shares for calculating diluted earnings per share	313,239,205	304,066,279	313,165,357	313,204,997
Basic earnings per share	0.30	0.19	0.11	0.07
Diluted earnings per share	0.29	0.18	0.10	0.06

1 For the nine months ended September 30, 2022, the adjustment corresponds to the dilutive effect of i) 14,896,831 average shares related to share-based payment warrants described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2021; and ii) 2,886,945 average shares related to share-based payment plans with employees (16,208,500 and 3,401,000 respectively for the nine months ended September 30, 2021). For the three months ended September 30, 2022, the adjustment corresponds to the dilutive effect of i) 14,887,078 average shares related to share-based payment warrants; and ii) 2,359,528 average shares related to share-based payment plans with employees (16,456,000 and 3,190,000 respectively for the three months ended September 30, 2021).

13. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	September 30, 2022	December 31, 2021
Own Balances	319,987	227,913
Merchant Clients Funds	222,311	108,284
	542,298	336,197

As of September 30, 2022, USD 542,298 (USD 336,197 on December 31, 2021) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of September 30, 2022 , Merchant Clients Funds includes USD 13,757 pending to be transferred to Own Funds accounts (USD 7,827 as of December 31, 2021).

14. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	September 30, 2022	December 31, 2021
Trade receivables	206,479	179,199
Loss allowance	(216)	(322)
Trade receivables net	206,263	178,877
Advances and other receivables	22,632	12,089
	228,895	190,966

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past-due and all Trade and other receivables are categorized as within “normal” credit risk rating.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2022	2021
Opening book value as at January 1	(322)	(341)
Decrease/(increase) in loss allowance for trade receivables	106	(8)
Write-offs	—	52
Total as at September 30	(216)	(297)
Net impairment gain/(loss) on financial assets	106	(8)

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of September 30, 2022 and December 31, 2021 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 36 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.2% for the nine months ended September 30, 2022 (0.1% in the nine months ended September 30, 2021).

15. Other Assets

Other assets are composed of the following:

Current	September 30, 2022	December 31, 2021
Money held in escrow for: (i)	3,153	211
-Requirements for other processors	3,022	80
-Credit card requirements	131	131
Rental guarantees	637	561
Prepaid assets (ii)	108	567
Others	39	—
Total current Other Assets	3,937	1,339

(i)
Comprises money held in escrow in order to constitute a fund required by processors.
(ii)
In 2020 the Group signed with a Merchant a letter of agreement (the “Agreement”) where the Group agreed to pay USD 400 to the Merchant in exchange of a minimum amount of revenue in the period between August 24th, 2020 and September 30th, 2022. During the nine months ended September 30, 2022 and 2021, this asset was reduced in USD 457 and USD 150, respectively, and accounted for as a reduction of revenues. Additionally, the Group signed an agreement with another Merchant where the Group agreed to pay USD 360 to the Merchant in exchange of a minimum amount of revenue during 2021 and for being retained as the provider of at least the 90% of the transacted volume in all markets where dLocal offers a complete payment solution in the same. Such agreement was already paid in 2021 and included within “Prepaid Assets”.

16. Intangible Assets

Intangible assets of the Group correspond to acquired software as well as to capitalized expenses related to internally generated software and are stated at cost less accumulated amortization.

	2022			2021
	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets (ii)	Total
Cost	12,387	39,335	51,722	4,987	—	4,987
Accumulated amortization	(3,179)	(1,574)	(4,753)	(834)	—	(834)
Opening book value as at January 1	9,208	37,761	46,969	4,153	—	4,153
Additions (i)	7,715	—	7,715	4,905	39,335	44,240
Amortization of the period	(3,236)	(1,573)	(4,809)	(1,545)	(1,049)	(2,594)
Total as at September 30	13,687	36,188	49,875	7,513	38,286	45,799
Cost	20,102	39,335	59,437	9,892	39,335	49,227
Accumulated amortization	(6,415)	(3,147)	(9,562)	(2,379)	(1,049)	(3,428)

(i) The additions of the nine months ended September 30, 2022 include USD 7,706 related to capitalized salaries and wages (USD 4,704 as of September 30, 2021).

	As of September 30, 2022	As of December 31, 2021
Cost	59,437	51,722
Accumulated amortization	(9,562)	(4,753)
Net book amount	49,875	46,969

As of September 30, 2022 , and December 31, 2021 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

17. Trade and other payables

Trade and Other Payables are composed of the following:

	September 30, 2022	December 31, 2021
Trade Payables	405,243	269,227
Accrued Liabilities	5,741	3,173
Other Payables	12,622	4,760
Total Trade and other payables	423,606	277,160

These payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors´ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

18. Borrowings

During the year 2021, dLocal has received borrowings from a financial institution in Brazilian Reais (BRZ) amounting to USD 5,000 (BRZ 27 million) for working capital, with expiration date on April 19, 2022 and accruing interest at an annual fixed interest rate of 1.85%. The total outstanding as of December 31, 2021 amounts to USD 5,014 and is disclosed in the line "Borrowings". Such borrowings were repaid during April 2022.

On April 19, 2022, dLocal has received two borrowings from a financial institution in Brazilian Reais (BRZ 37.5 million each) amounting to a total of USD 15.8 million, with expiration date on January 16, 2023 and accruing interest at an annual variable interest rate equivalent to the Brazilian Interbank Deposit (Certificado de Depósito Interbancário, or “CDI”) rate plus 1.70% and 118.14% of the CDI, respectively. The total outstanding as of September 30, 2022 amounts to USD 14,782 and is disclosed in the line "Borrowings".

19. Tax Liabilities

The tax liabilities breakdown is as follows:

	September 30, 2022	December 31, 2021
Income tax payable	3,983	1,940
Other tax liabilities	7,902	11,186
Income tax perception	6,084	7,490
Digital services withholding VAT	1,180	2,796
Other Taxes	638	900
Total Tax Liabilities	11,885	13,126

20. Derivative financial instruments

Other derivative financial instruments

During the nine months ended September 30, 2022 and the year-ended December 31, 2021, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Outstanding notional amount in USD as of September 30, 2022	Outstanding balance as of September30, 2022 - Derivative financial assets / (liabilities)	Outstanding notional amount in USD as of December 31, 2021	Outstanding balance as of December 31, 2021 - Derivative financial liabilities
Non-delivery forwards (1)	Buy USD	Brazilian Reais	11,646,399	328	5,500,000	(152)
Non-delivery forwards (1)	Sell USD	Brazilian Reais	(2,390,000)	(1)	—	—
Non-delivery forwards (1)	Buy USD	Argentine Peso	21,000,000	(263)	2,500,000	—
Non-delivery forwards (1)	Sell USD	Argentine Peso	(2,000,000)	208	—	—
Delivery forwards (1)(2)	Buy USD	Chilean Peso	12,821,515	(140)	12,391,928	(8)
Delivery forwards (1)	Buy USD	Uruguayan Peso	1,875,602	30	—	—
Non-delivery forwards (1)	Buy USD	Egyptian Pound	13,881,637	21	—	—
Non-delivery forwards	Buy EUR	Moroccan Dirham	5,715,126	48	—	—
Non-delivery forwards (1)	Buy USD	Nigerian naira	10,306,138	(42)	—	—
Non-delivery forwards (1)	Buy USD	Indian Rupee	2,949,743	2	1,000,000	(14)
Non-delivery forwards (1)	Buy USD	South African Rand	5,737,156	20	4,000,000	(47)
Total				211		(221)

(1) During the nine months ended September 30, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Nigerian Naira, Indian Rupee, and South African Rand subject to foreign exchange exposure using delivery and non-delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except in hedges of Uruguayan Peso and Chilean Peso. During the nine months ended September 30, 2022, dLocal recognized a net gain of USD 11,071 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency and a net loss of USD 11,912 included in the line item "Finance costs" related to the implicit interest rate (a net gain of USD 6,856 and a net loss of USD 7,691, respectively, for the three months ended September 30, 2022).

(2) During the last quarter of the year-ended December 31, 2021, dLocal entered into hedge operations of trade and other receivables in Chilean Peso subject to foreign exchange exposure using the delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9.

Option to purchase common shares

As of the beginning of the nine months ended September 30, 2021, DLocal Limited had an option agreement in place with one shareholder (“Investor”), pursuant to which the Investor had outstanding options to purchase up to 18,068,000 common shares from certain existing shareholders, or by direct issuance of Company shares, which could be exercised by the Investor on or before December 16, 2021.

On March 3, 2021, the investor exercised the right to purchase 18,068,000 Class A Ordinary shares in DLocal Group Limited, by acquiring them from other existing shareholders, without being required the issuance of new shares by dLocal. In this sense, as of March 3, 2021 the obligations of dLocal under this agreement have ceased.

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of USD 2,896, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Condensed Interim Statements of Comprehensive Income for the nine months ended September 30, 2021.

21. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2022	2021
Carrying amount as at January 1	1,710	1,393
Reversal to labor provision	(296)	—
Interest charges for labor provision	126	1,016
Carrying amount as at September 30	1,540	2,409

22. Related parties

(a) Related Party Transactions

Related party transactions are linked to the options agreement that is reflected in Note 20 of these financial statements.

(b) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Short-term employee benefits – Salaries and wages	2,806	1,527	280	406
Long-term employee benefits – Share-based payment	4,874	4,789	1,599	2,673
	7,680	6,316	1,879	3,079

(c) Transactions with other related parties

The following transactions occurred with related parties:

	Nine months ended		Three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Transactions with merchants – Revenues	—	1,177	(8)	660
Transactions with preferred suppliers (Collection agents) – Costs	(581)	(232)	(408)	(28)

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2022	December 31, 2021
Transactions with merchants – accounts payable	—	(622)
Transactions with preferred suppliers (Collection agents) – accounts payable	0	(125)
Transactions with preferred suppliers (Collection agents) – accounts receivable	7,969	6,058

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

23. Cash flow disclosures

The most significant non-cash transactions are detailed below:

	Nine months ended
	September 30, 2022	September 30, 2021
Right-of-use asset recognition with an increase in Lease liabilities	(110)	(3,915)

24. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended September 30, 2022 and December 31, 2021, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

September 30, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,065	—	1,065	1,065	—	—
Other Assets	—	3,937	3,937	—	—	—
Trade and Other Receivables	—	228,895	228,895	—	—	—
Derivative financial instruments	657	—	657	—	657	—
Cash and Cash Equivalents	—	542,298	542,298	—	—	—
	1,722	775,130	776,852	1,065	657	—

December 31, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,004	—	1,004	1,004	—	—
Other Assets	—	1,339	1,339	—	—	—
Trade and Other Receivables	—	190,966	190,966	—	—	—
Cash and Cash Equivalents	—	336,197	336,197	—	—	—
	1,004	528,502	529,506	1,004	—	—

September 30, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(423,606)	(423,606)	—	—	—
Financial liabilities	—	(14,782)	(14,782)	—	—	—
Derivative financial instruments	(446)	—	(446)	—	(446)	—
Contingent consideration liability	—	—	—	—	—	—
	(446)	(438,388)	(438,834)	—	(446)	—

December 31, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(277,160)	(277,160)	—	—	—
Financial liabilities	—	(5,014)	(5,014)	—	—	—
Derivative financial instruments	(221)	—	(221)	—	(221)	—
Contingent consideration liability	(665)	—	(665)	—	—	(665)
	(886)	(282,174)	(283,060)	—	(221)	(665)

Level 3 Financial Instruments

As of September 30, 2022 and December 31, 2021., the Group has recognized a contingent consideration liability amounting to USD 665, classified in Level 3. The amount of the Level 3 contingent consideration was calculated by the finance team of the Group, using a discounted cash flow analysis, considering the expected cash flows based on terms of the contract, the entity’s knowledge of the business and how the current conditions are likely to impact it. As described in note 1.3.e to the Annual Consolidated Financial Statements, such contingent liability is capped in USD 665 thousands, and was paid on July 29, 2022.

There were no changes in level 3 items for the periods ended September 30, 2022 and December 31, 2021. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

25. Subsequent events

On October 26, 2022, the shareholders of the Company held the Annual General Meeting and approved the following resolutions: (1) to resolve, as an ordinary resolution, that Ms. Mariam Toulan shall be elected as director of the Company, following her appointment as interim director by the board of directors of the Company on June 2, 2022; and (2) to resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2021 be approved and ratified.

On October 27, 2022, Sumita Pandit step down as dLocal's Chief Operating Officer to pursue other opportunities. Ms. Pandit will serve as a consultant for dLocal on an interim basis, ensuring a smooth transition and supporting the company as her responsibilities are effectively transitioned to other team members. Jacobo Singer has been appointed as the new President and Chief Operating Officer of the Company, effective immediately, following the decision of Sumita to step down from that position.

In early November 2022, the Company utilized FTX Trading Ltd. (“FTX”) banking services and had deposits of USD 5.6 million whose withdrawals were not processed by FTX yet. On November 11, 2022, FTX filed for Chapter 11 bankruptcy in the United States. dLocal´s management is closely monitoring this situation and assessing the recoverability of this cash position. As of the date of the issuance of these financial statements, we are not working with any other crypto exchange as banking service, and our exposure to the crypto ecosystem is minimal as processing FIA payments for crypto exchanges represented less than 0.3% of our TPV in the third quarter of 2022.